nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com

03007063

14 February, 2003

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

RECEIVED FEB 24 2003

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

3/4

nH
HOTELES

INVESTOR
RELATIONS
DEPARTMENT

NH HOTELS
Santa Engracia, 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

Madrid. Friday, 14th February 2003.

NH Hoteles

Sales Figures January – December 2002

NH HOTELES CONSOLIDATED SALES INCREASED BY 22% IN 2002 TO €930.11 MILLION.

- **Sales at the hotel division reached €866.67 million, an increase of 23% over 2001, thanks to the 53 hotels acquired from the German company Astron, the contribution made by NH Mexico, new openings and newly refurbished NH hotels.**
- **In terms of the chain's comparable hotels, sales fell by 2.4%. Performance differed in each of NH's markets, but overall the trend was towards a slight improvement over the course of the year.**
- **RevPar at the comparable hotels eased by 2.9% in 2002, an improvement on the 3.7% decrease posted in the year to September due to the flat RevPar performance in the fourth quarter. Average prices were practically unchanged in 2002 and occupancy averaged 66.5%, 2.4 points lower than in 2001.**
- **In Spain, sales grew to €344.3 million, 4.2% higher than in 2001. RevPar at the comparable hotels increased by 5.6% in the fourth quarter, and as a consequence the overall figure for 2002 was flat on 2001.**
- **In the rest of Europe, the trend was less favourable. Sales for the FY 2002 reached €292.8 million, slipping 3.9%. In the comparable hotels, RevPar slid 6.8%, in line with the trend seen in the first nine months of the year.**
- **The contribution made by the Astron hotels in the first eight months of consolidation amounted to 15% of NH's hotels sales. Like-on-like, RevPar at these hotels fell by 6.7% in 2002.**
- **In its first full year of consolidation, NH Mexico contributed 7% to the group's 2002 hotel sales. Four hotels, which were previously run under management contracts, were consolidated for the first time from 1st July onwards, making an important contribution.**
- **Mercosur hotels posted sales of €9.3 million, and the trend was positive taking into account the generally unfavourable economic environment in the region.**
- **Revenues from Sotogrande's property business reached €59.74 million, an increase of 14% over 2001. As expected, fourth quarter sales were driven by deliveries of property products. This strong performance was reflected in confirmed sales, which at end-2002 continued at high levels, reaching €34.8 million.**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

FILE NUMBER
82 - 4780

NH HOTELES SALES BREAKDOWN	January-December 2002 Mn Euros	January-December 2002 Mn Euros	2002/2001 % Change
Madrid	105.16	108.65	-3.21%
Barcelona	76.61	76.21	0.52%
Rest of Spain	133.76	130.13	2.79%
Limited Service Spain	12.25	11.53	6.21%
Spain Comparable	**327.78**	**326.52**	**0.38%**
Spain Non-Comparable	16.51	3.87	326.45%
TOTAL SPAIN	**344.29**	**330.38**	**4.21%**
Amsterdam	110.76	119.55	-7.35%
Rest of The Netherlands	98.85	103.41	4.40%
Brussels	20.94	23.16	9.55%
Rest of Belgium	7.80	8.18	4.57%
Rest of the world and Restaurants	31.38	31.73	-1.10%
Rest of Europe Comparable	**269.74**	**286.03**	**5.69%**
Rest of Europe Non-Comparable	23.08	18.60	24.09%
Astron	132.82	-	-
TOTAL REST OF EUROPE	**425.64**	**304.63**	**39.72%**
TOTAL EUROPE COMPARABLE	**597.51**	**612.54**	**-2.45%**
TOTAL HOTEL SALES IN EUROPE	**769.92**	**635.01**	**21.25%**
Mercosur	9.28	15.78	-41.19%
Mexico	59.49	27.20	118.71%
Casino + Retamares	15.45	14.95	3.34%
Other hotel revenues	12.53	12.32	1.70%
TOTAL HOTEL SALES	**866.67**	**705.26**	**22.89%**
Real Estate Sales Sotogrande	59.74	52.23	14.38%
Other revenues Sotogrande	3.70	4.83	-23.51%
TOTAL CONSOLIDATED SALES	**930.11**	**762.32**	**22.01%**

COMMENTARY

Consolidated sales at the chain's hotel division jumped by 23% to €866.67 million, including management fees.

The 2002 figures include contributions from new subsidiaries: The hotels acquired from the Astron chain on 29th April 2002 were consolidated effective 1st May 2002. NH Mexico was consolidated effective 1st July 2001, now including four hotels previously under management contracts that have been consolidated effective July 2002.

I. EUROPEAN HOTEL DIVISION PERFORMANCE

Sales at this division reached €769.92 million, up 21% compared to 2001, with 17.3% of these revenues attributable to the Astron hotels.

Excluding the Astron hotels, sales at the European hotels division were stable thanks to non-comparable hotels, either new openings or newly refurbished, where sales almost doubled those of the previous year, and contributed 5% of European sales.

Sales at the comparable European hotels reached €597.51 million, down 2.4% and very much in line with the performance seen throughout the year. RevPar slipped 2.9% over the year as a whole, although this was an improvement over the 3.7% fall posted in the nine months to September due to the flat RevPar performance in the fourth quarter. Average prices remained practically unchanged over the year, and occupancy reached 66.5%, 2.4 points lower than in 2001.

FILE NUMBER
82 - 4780

The events of September 11th had a relatively small impact on the NH chain. Altogether, there was a slight improvement over the course of the year, although performance varied in each of the group's different markets.

Performance in Spain (40% of group hotel sales)

In Spain there was a recovery over the course of the year which accelerated in the final quarter. As a result, sales improved by 4.2% to €344.3 million, compared to 2.6% in the year to September. The non-comparable hotels accounted for 4.8% of this figure.

In comparable hotels, RevPar increased by 5.6% in the fourth quarter after falling 3.5% in the first half and 1.8% in the first nine months, and as a consequence the figure for RevPar in 2002 was flat on 2001.

In Madrid (14% of group hotel sales) and Barcelona (10% of group hotel sales), there was a steady improvement from May onwards, particularly in the last few months of the year. RevPar increased by 5.8% and 12.3% respectively in the fourth quarter of 2002, such that the full year figure for Madrid was only down 2.9%, and Barcelona managed positive growth of 0.7%. Average prices were stronger, and occupancy improved to reach 72.2% in Madrid and 77.5% in Barcelona.

In the rest of Spain (17% of group hotel sales), performance continued to be satisfactory, with RevPar increasing by 1.4% over the full year. Hotels in the limited service segment in Spain (1.6% of group hotel sales) continued to post strong growth in RevPar, which was up 7% compared to 2001, and occupancy improved by 1.6 points to 61.5%.

Performance in Central Europe (49% of group hotel sales)

Central European hotel sales jumped by 39.7% to €425.64 million, pushed by the sales from the Astron chain in Germany and Austria. The contribution from these hotels amounted to €132.82 million since the consolidation.

Excluding the Astron contribution, hotel sales from Central Europe would have fallen by 3.9% to €292.82 million, not significantly worse than the 3.3% decline posted for the first nine months of the year. Sales at non-comparable hotels increased by 24%.

At the comparable hotels, RevPar fell by 6.8%, very much in line with the 9m performance (-6.3%). Average occupancy rate was 3.5 points lower than in 2001 at 65.8%, and average prices fell by 1.8%.

In Amsterdam (14% of group hotel sales), corporate clients and North American guest occupancy was down on 2001, mainly due to some problems with GDS as a result of the rebranding. RevPar was 6.5% lower, and overall occupancy fell by 3.4 points to 82.6%. The performance of hotels in other Dutch cities followed the same trend.

In Brussels (2.7% of group hotel sales), weaker demand and increased competition from other chains were reflected in RevPar sliding 11.4%.

II. LATIN AMERICAN HOTEL DIVISION PERFORMANCE

The contribution from hotels in Latin America amounted to €68.8 million, or 8% of total group hotel sales.

Sales at NH Mexico (7% of group hotel sales) reached €59.49 million. 2002 was NH Mexico's first full year of consolidation, and four other hotels were consolidated for the first time during the year, effective 1st July. These hotels had previously been run under management contracts.

In Mexico, RevPar improved by 2.3% in 2002. Average occupancy was 57.7%, 4.6 points higher in spite of fewer North American guests. In the fourth quarter, occupancy was up 5.8 points, but the Mexican peso devaluation had a negative impact on RevPar, which fell by 12.3%.

In the Mercosur hotels (1% of group hotel sales), sales reached €9.3 million. This was a very positive performance despite the unfavourable economic scenario in the region. In the comparable hotels the average occupancy was 48.4%, only 2.6 points lower than in 2001. However, the impact of peso devaluation in Argentina was such that RevPar fell by 54%.

...E NUMBER
82 - 4780

III. SOTOGRANDE REAL ESTATE DIVISION

Total sales at the Sotogrande property division amounted to €59.74 million, 14% higher than in 2001.

These sales were mainly from plots and apartments in the "La Marina" development, and plots in the "La Reserva de Sotogrande" project which was launched end-February 2002 and, as anticipated, handovers took place in the fourth quarter.

At 31st December 2002, confirmed sales not included in the P&L amounted to €34.83 million. Bear in mind that this figure is lower than the €51.85 million outstanding at end-2001, because of the large number of handovers on the "La Reserva" project and apartments in "La Marina" at the end of 2002.

Otherwise, Sotogrande posted €3.7 million of other revenues from non-property activities, such as golf shares, water supply, rentals, and other services.

Sotogrande - Sales Breakdown

	January - December 2002		**January - December 2001**	
	Mn Euros	**%**	**Mn Euros**	**%**
Berths and Shopping Malls	2,54	4,25%	0,86	1,65%
Apartments	8,22	13,76%	1,65	3,16%
Houses	0,00	0,00%	16,85	32,27%
Plots	30,87	51,67%	24,45	46,81%
La Marina	18,11	30,31%	8,42	16,12%
Total Property Sales	**59,74**	**100,00%**	**52,23**	**100,00%**
Other revenues	3,70		4,83	
Total Revenues Sotogrande (*)	**63,44**		**57,07**	

(*) Not including the NH Almenara hotel

GROWTH IN THE NH HOTEL CHAIN

At year-end 2002, the NH Hotels chain operated 239 hotels with a total of 34,400 rooms, having incorporated 57 new hotels with 9,030 rooms in the course of 2002.

The highlight of the year was the entry into new geographical markets such as Germany and Austria. As well as the hotels acquired from Astron, NH opened a new hotel in the centre of Frankfurt. NH also consolidated its presence in Switzerland, and plans to open another new hotel in Zurich.

NH also opened a new hotel in Argentina, NH Cordillera in the city of Mendoza, thus consolidating its presence in Argentina with seven hotels, including the new hotel NH City *Collection* opened in Buenos Aires in December 2001.

NH is currently committed to 37 new signed projects, with 6,223 rooms. Of these projects, 29 hotels are under lease agreements.

There are 18 signed projects in Spain, of which seven are in the outskirts of Madrid and other cities close to the capital. There are four projects in Barcelona, one 4-star hotel right in the city centre and another three hotels in the fastest growing segment of limited-service hotels.

The seven projects signed in Germany are all subject to leasing agreements, and include two hotels in Frankfurt, a new hotel in Dusseldorf which will be NH's second hotel in that city, and a project at Hamburg airport. NH also expects to open a new hotel in Hungary, which will be an important step in the NH´s expansion into Eastern Europe.

The rebranding process is very advanced at all the hotels in the chain., NH Hoteles expects to accomplish the rebranding of all the Astron hotels by the end of April thereby integrating all the hotels in the chain into the NH front-office systems. At the same time, NH is completing a lengthy project aimed at integrating all the hotels into the same back-office systems.

FILE NUMBER
82 - 4780

NH is actively reviewing its portfolio of hotels in order to bring all the hotels up to the quality standards associated with the chain with the goal of consolidating the NH brand in Europe. In order to achieve this, it will continue to invest in refurbishment but will cease management of hotels which are not a good fit, for reasons of either location or product.

Furthermore, a unified guest data base has been developed, to allow for coordinated management of corporate clients. This will help the marketing department in both the domestic and international spheres, particularly now that NH has opened international offices in cities where it does not have a hotel presence, such as New York, Miami, Houston, London, Paris, Milan and the recently-opened Stockholm office, which will be in charge of representing NH Hoteles in the Nordic countries.

Breakdown of NH Hoteles portfolio - JANUARY 2002.

		HOTELS OPERATED				SIGNED PROYECTS				TOTAL
		Owned	Leased	Managed	TOTAL	Owned	Leased	Managed	TOTAL	
Spain	Hotels	20	63	17	**100**	4	18	4	**26**	**126**
+Portugal	Rooms	3.017	7.250	1.303	**11.570**	344	2.262	383	**2.989**	**14.559**
The	Hotels	17	9	2	**28**	0	1	0	**1**	**29**
Netherlands	Rooms	3.925	1.278	145	**5.348**	0	207	0	**207**	**5.555**
Belgium	Hotels	11	1	6	**18**	0	0	0	**0**	**18**
	Rooms	1.510	241	441	**2.192**	0	0	0	**0**	**2.192**
Germany	Hotels	1	50	1	**52**	0	7	0	**7**	**59**
	Rooms	223	8.243	144	**8.610**	0	2.264	0	**2.264**	**10.874**
Switzerland	Hotels	4	2	0	**6**	0	1	0	**1**	**7**
	Rooms	379	329	0	**708**	0	272	0	**272**	**980**
Austria	Hotels	0	6	0	**6**	0	0	0	**0**	**6**
	Rooms	0	797	0	**797**	0	186	0	**186**	**983**
Latam	Hotels	17	2	6	**25**	0	1	0	**1**	**26**
	Rooms	2.918	249	1.234	**4.401**	0	144	0	**144**	**4.545**
Rest of the	Hotels	3	0	1	**4**	0	1	0	**1**	**5**
World (*)	Rooms	540	0	234	**774**	0	161	0	**161**	**935**
TOTAL	Hotels	73	133	33	**239**	4	29	4	**37**	**276**
	Rooms	12.512	18.387	3.501	**34.400**	344	5.496	383	**6.223**	**40.623**

(*) Hotels operated in South Africa, Israel, Ghana, and a signed project in Hungary.

nH HOTELES INVESTOR RELATIONS DEPARTMENT

FILE NUMBER
82 - 4780

OPERATING RATIOS	January-December 2002	January-December 2001	*2002/2001 % Change*
AVERAGE OCCUPANCY (%)			
Comparable Spain	67.02%	68.53%	-1.51%
Comparable Rest of Europe and other countries	65.81%	69.32%	-3.51%
Total Comparable	**66.50%**	**68.87%**	**-2.37%**
Non-Comparable Spain	57.30%	57.13%	0.17%
Non-Comparable Rest of Europe and other countries	48.03%	55.05%	-7.02%
Astron	61.95%	-	-
Mercosur	39.18%	49.50%	-10.32%
Mexico	57.78%	53.09%	4.69%
Total Consolidated	**62.81%**	**66.83%**	**-4.02%**
ADR (Avg. Daily Rate) (€)			
Comparable Spain	94.97	92.95	2.17%
Comparable Rest of Europe and other countries	87.04	88.64	-1.81%
Total Comparable	**91.56**	**91.06**	**0.55%**
Non-Comparable Spain	75.06	88.76	-15.43%
Non-Comparable Rest of Europe and other countries	91.64	75.56	21.28%
Astron	60.78	-	-
Mercosur	33.70	70.32	-52.08%
Mexico	93.49	99.38	-5.93%
Total Consolidated	**83.04**	**90.06**	**-7.79%**
REVPAR (€)			
Comparable Spain	63.65	63.70	-0.08%
Comparable Rest of Europe and other countries	57.29	61.44	-6.75%
Total Comparable	**60.89**	**62.72**	**-2.92%**
Non-Comparable Spain	43.01	50.71	-15.18%
Non-Comparable Rest of Europe and other countries	44.01	41.60	5.79%
Astron	37.65	-	-
Mercosur	13.20	34.80	-62.06%
Mexico	54.02	52.76	2.39%
Total Consolidated	**52.16**	**60.19**	**-13.34%**
AVERAGE NUMBER OF ROOMS			
Comparable Spain	9,431	9,435	
Comparable Rest of Europe and other countries	7,242	7,250	
Total Comparable	**16,673**	**16,685**	
Non-Comparable Spain	714	203	
Non-Comparable Rest of Europe and other countries	1,007	735	
Astron	5,771	-	
Mercosur	1,280	869	
Mexico	1,485	610	
Total Consolidated	**26,930**	**19,102**	